UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           BOSTON LIFE SCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    100843408
             -------------------------------------------------------
                                 (CUSIP Number)


                               September 26, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                             Thomas O. Boucher, Jr.
                              Ingalls & Snyder, LLC
                                   61 Broadway
                            New York, New York 10006
                                  212-269-7800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 100843408                                    PAGE 2 OF 12 PAGES
-------------------------                              -------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              INGALLS & SNYDER, LLC
              13-5156620
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF, OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK STATE
-------- -----------------------------------------------------------------------
                         7    SOLE VOTING POWER

      NUMBER OF               0
                        ----- --------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               4,850,500 (see Item 5)
                        ----- --------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                0
                        ----- --------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER

                              4,911,300 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,911,300 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                   [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.16% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (see INSTRUCTIONS)

              BD, IA
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 100843408                                    PAGE 3 OF 12 PAGES
-------------------------                              -------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              INGALLS & SNYDER VALUE PARTNERS, L.P.
              13-3694561
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

              WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK STATE
-------- -----------------------------------------------------------------------
                         7    SOLE VOTING POWER

      NUMBER OF               0
                        ----- --------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               4,850,500 (see Item 5)
                        ----- --------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                0
                        ----- --------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER

                              4,850,500 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,850,500 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                   [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.00% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (see INSTRUCTIONS)

              PN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 100843408                                    PAGE 4 OF 12 PAGES
-------------------------                              -------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              THOMAS O. BOUCHER, JR.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF, PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA
-------- -----------------------------------------------------------------------
                         7    SOLE VOTING POWER

      NUMBER OF               250,000
                        ----- --------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               4,850,500 (see Item 5)
                        ----- --------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                250,000
                        ----- --------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER

                              4,850,500 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,100,500 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                   [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.67% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (see INSTRUCTIONS)

              IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 100843408                                    PAGE 5 OF 12 PAGES
-------------------------                              -------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              ROBERT L. GIPSON
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF, PF, OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA
-------- -----------------------------------------------------------------------
                         7    SOLE VOTING POWER

      NUMBER OF               2,884,000
                        ----- --------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               4,854,500 (see Item 5)
                        ----- --------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                2,884,000
                        ----- --------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER

                              4,914,500 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,798,500 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                   [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.32% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (see INSTRUCTIONS)

              IN
-------- -----------------------------------------------------------------------

Item  1. Security and Issuer

            This statement relates to the common stock, par value $.01 per share (the "Shares"), of Boston Life Sciences, Inc., a Delaware corporation (the "Company") with its principal executive offices located at 20 Newbury Street, Boston, MA 02116.

Item  2. Identity and Background

            The persons filing this statement are Ingalls & Snyder, LLC, a New York limited liability company ("I&S"), Ingalls & Snyder Value Partners, L.P., a New York limited partnership ("ISVP"), Thomas O. Boucher, Jr., a citizen of the United States, and Robert L. Gipson, a citizen of the United States (collectively, the "Reporting Persons"). Messrs. Boucher and Gipson are the general partners of ISVP, and Mr. Boucher is a Managing Director of I&S. The other Managing Directors of I&S are: Lawton S. Lamb, William Reed Simmons, John
J. Dougherty, Steven M. Foote, Edward H. Oberst, Robert E. Belknap, H. Shepard Boone, Christopher R. Siege and Thomas P. DiTosto, each of whom is a citizen of the United States. The address of the principal business and principal office of each of the Reporting Persons and of each Managing Director of I&S is 61 Broadway, New York, New York 10006.

            The principal business of I&S is acting as a broker/dealer and investment advisor. The principal business of ISVP is acting as a private investment partnership. The principal employment of Mr. Gipson is acting as a Senior Director of I&S and of each Managing Director of I&S is acting in such capacity.

            Neither any Reporting Person nor any Managing Director of I&S has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item  3. Source and Amount of Funds or Other Consideration

            The aggregate purchase price for the 3,623,800 Shares, 1,550,000 warrants to purchase Shares and $4,350,500 principal amount of convertible senior secured promissory notes issued by the Company and convertible into Shares (such warrants and notes, the "Convertible Securities") beneficially owned by the Reporting Persons and the Managing Directors of I&S was $8,189,825.52 (including commissions). The sources of funds for these purchases were as follows: (1) ISVP, $4,000,000 from its working capital; (2) Mr. Gipson, $2,394,876 from personal funds; (3) Mr. Boucher, $250,000 from personal funds;
(4) Mr. Dougherty, $500,000 from personal funds; (5) Mr. Foote, $500,000 from personal funds; (6) Mr. Boone, $200,000 from personal funds; (7) Mr. Siege, $150,000 from personal funds; (8) Mr. DiTosto, $125,000 from personal funds; and
(9) brokerage accounts of Mr. Gipson's wife and other I&S customers over which agents of I&S exercise discretion, $69,950 from funds held in such accounts. In addition, purchases by any of the foregoing through brokerage accounts at I&S may have used funds borrowed from I&S on customary margin account terms.

Item  4. Purpose of the Transaction

            The Shares and Convertible Securities were originally acquired for investment. However, over time, Messrs. Gipson and Boucher have become increasingly concerned about the management of the Company. Messrs. Gipson and Boucher supported the action of the Company in March 2003 in replacing David Hillson as Chief Executive Officer of the Company with Robert J. Rosenthal, then Chief Operating Officer of the Company, although Mr. Hillson remained as Chairman of the Board and a Director of the Company. Messrs. Gipson and Boucher believe that subsequent actions by Mr. Hillson and certain other Directors undermined Dr. Rosenthal's ability to act as Chief Executive Officer. On September 22, 2003, the Company announced that Dr. Rosenthal had resigned as Chief Executive Officer of the Company.

            Messrs. Gipson and Boucher believe that the departure of Dr. Rosenthal as Chief Executive Officer will adversely affect the value of the Shares. In addition, Messrs. Gipson and Boucher believe that Mr. Hillson and certain other Directors are not the appropriate persons to manage the Company or to select a replacement Chief Executive Officer. Accordingly, Messrs. Gipson and Boucher currently plan to seek changes in the Board of Directors and management of the Company. They may do so through discussions with representatives of the Company. They may also request that the Company call a special meeting of stockholders of the Company to allow stockholders to vote to remove some or all incumbent directors or to elect new directors, or both. If a special meeting of stockholders is not called, Messrs. Gipson and Boucher currently plan to seek such a vote of stockholders at the Company's next annual meeting and expect to propose an alternative slate of Directors at that time. In connection with any such stockholders meeting, Messrs. Gipson and Boucher currently plan to solicit proxies of other stockholders in favor of changes in the Board of Directors of the Company that Messrs. Gipson and Boucher may propose. In addition, Messrs. Gipson and Boucher have spoken and may continue to speak with third parties regarding the matters described in this Item 4.

            Messrs. Gipson and Boucher also intend to seek the redemption of the Company's "poison pill" plan, which prevents the acquisition by any person of beneficial ownership of 15% or more of the outstanding Shares (or in the case of I&S, ISVP and Mr. Gipson 20% or more, excluding certain of the Convertible Securities). Depending on the market price of the Shares and other conditions, the Reporting Persons and the Managing Directors of I&S may acquire additional Shares or dispose of Shares from time to time in the open market or otherwise.

Item  5. Interest in Securities of the Issuer

            As of the close of business on September 26, 2003, the Reporting Persons and the Managing Directors of I&S may be deemed to "beneficially own" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the following numbers and percentages of the outstanding Shares (based on the 32,469,588 Shares stated to be outstanding as of August 8, 2003 by the Company in its Form 10-Q filed with the SEC on August 14, 2003): (1) I&S, 4,911,300 Shares (13.16%), consisting of 4,850,500 Shares as to which I&S shares voting power and 4,911,300 Shares as to which I&S shares dispositive power; (2) ISVP, 4,850,500 Shares (13.00%), as to which ISVP shares voting and dispositive power;
(3) Mr. Boucher, 5,100,500 Shares (13.67%), consisting of 250,000 Shares as to which Mr. Boucher has sole voting and dispositive power and 4,850,500 Shares as to which Mr. Boucher shares voting and dispositive power; (4) Mr. Gipson,

7,798,500 Shares (20.32%), consisting of 2,884,000 Shares as to which Mr. Gipson has sole voting and dispositive power, 4,854,500 Shares as to which Mr. Gipson shares voting power and 4,914,500 Shares as to which Mr. Gipson shares dispositive power; (5) Mr. Dougherty, 500,000 Shares (1.54%), as to which he has sole voting and dispositive power; (6) Mr. Foote, 500,000 Shares (1.54%), as to which he has sole voting and dispositive power; (7) Mr. Boone, 200,000 Shares (0.62%), as to which he has sole voting and dispositive power; (8) Mr. Siege, 150,000 Shares (0.46%), as to which he has sole voting and dispositive power; and (9) Mr. DiTosto, 125,000 Shares (0.38%), as to which he has sole voting and dispositive power.

            Shares reported as beneficially owned by I&S include Shares owned by ISVP, an investment partnership managed by I&S under an investment advisory contract. Messrs. Gipson and Boucher are the general partners of ISVP and as such, share the power to vote and dispose of the Shares owned by ISVP. ISVP owns $4,350,500 principal amount of convertible senior secured promissory notes issued by the Company, which may be converted into 4,350,500 Shares. ISVP also owns 500,000 warrants of the Company. Each warrant gives ISVP the right to purchase one Share at $2.16. ISVP has agreed with the Company that if it converts its notes or exercises its warrants prior to June 1, 2005, ISVP will not prior to such date vote those Shares, deposit them in a voting trust or communicate with others regarding a vote of those Shares in opposition to any matter recommended by the Board of Directors of the Company or in favor of any matter that has not been approved by the Board of Directors of the Company.

            Shares reported under shared dispositive power by I&S also include Shares held in I&S brokerage accounts over which agents of I&S hold discretionary investment authority. The owners of these brokerage accounts may revoke such discretionary authority at any time and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held in their respective brokerage account.

            Shares reported as beneficially owned by Mr. Gipson include 50,000 warrants of the Company which give him the right to purchase one Share per warrant at a price of $2.15 until March 1, 2007, and 1,000,000 warrants of the Company which give him the right to purchase one Share per warrant at a price of $2.00 until December 31, 2006. Mr. Gipson has agreed with the Company that if he exercises the $2.00 warrants prior to June 1, 2005, he will not prior to such date vote those Shares, deposit them in a voting trust or communicate with others regarding a vote of those Shares in opposition to any matter recommended by the Board of Directors of the Company or in favor of any matter that has not been approved by the Board of Directors of the Company. Shares reported under shared voting and dispositive power by Mr. Gipson include ISVP's Shares and Shares held in an account for Mr. Gipson's wife. Shared dispositive power also includes Shares held in other I&S accounts where Mr. Gipson holds discretionary investment authority.

            Shares as to which Mr. Boucher reports shared voting and dispositive power are owned by ISVP.

            All Shares reported as beneficially owned by a Reporting Person and related percentage of outstanding Shares assume the conversion and exercise of all Convertible Securities beneficially owned by such Reporting Person.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            See Item 5 for a description of agreements by ISVP and Mr. Gipson with the Company not to vote certain Shares issuable pursuant to Convertible Securities.

Item  7. Material to be Filed as Exhibits

            The Index to Exhibits is incorporated herein by reference.

                                                                   PAGE 10 OF 12
                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  September 29, 2003


INGALLS & SNYDER, LLC


By: /s/ Thomas O. Boucher, Jr.
    ----------------------------------
    Thomas O. Boucher, Jr.
    Managing Director


INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /s/ Thomas O. Boucher, Jr.
    ----------------------------------
    Thomas O. Boucher, Jr.
    General Partner


/s/ Thomas O. Boucher, Jr.
--------------------------------------
Thomas O. Boucher, Jr.


/s/ Robert L. Gipson
--------------------------------------
Robert L. Gipson

                                INDEX TO EXHIBITS

            The following are filed as Exhibits hereto:

            1. Joint Filing Agreement of the Reporting Persons.

            2. Letter agreements between Mr. Gipson and ISVP, on the one hand, and the Company, on the other, restricting the voting of certain Shares issuable pursuant to Convertible Securities -- filed as Exhibit 99.5 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2003 and incorporated herein by reference.

                            EXHIBIT 1 TO SCHEDULE 13D


            The undersigned hereby agree that this Schedule 13D is filed on behalf of each of them.

Date:  September 29, 2003


INGALLS & SNYDER, LLC


By: /s/ Thomas O. Boucher, Jr.
    ----------------------------------
    Thomas O. Boucher, Jr.
    Managing Director


INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /s/ Thomas O. Boucher, Jr.
    ----------------------------------
    Thomas O. Boucher, Jr.
    General Partner


/s/ Thomas O. Boucher, Jr.
--------------------------------------
Thomas O. Boucher, Jr.


/s/ Robert L. Gipson
--------------------------------------
Robert L. Gipson